

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2021

Douglas S. Hackett
Director
Legion Capital Corp
301 E. Pine St., Ste. 850
Orlando, FL 32801

      Re: Legion Capital Corp
           Offering Statement on Form 1-A
           Post-Qualification Amendment No. 7
           File No. 024-11123
           Filed May 24, 2021

Dear Mr. Hackett:

      This is to advise you that we do not intend to review your amendment.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Julia Griffith at 202-551-3267 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Finance